================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           _________________________

                                   FORM 40-F/A
                                (AMENDMENT NO. 1)

           [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 1, 2003           Commission File Number 0-29898
                           _________________________

                           RESEARCH IN MOTION LIMITED
             (Exact name of Registrant as Specified in its Charter)

           ONTARIO                         3661                NOT APPLICABLE
     (Province or Other              (Primary Standard        (I.R.S. Employer
Jurisdiction of Incorporation    Industrial Classification   Identification No.)
      or Organization)                  Code Number)

                               295 PHILLIP STREET
                                WATERLOO, ONTARIO
                                 CANADA, N2L 3W8
                                 (519) 888-7465
   (Address and Telephone Number of Registrants' Principal Executive Offices)

                         RESEARCH IN MOTION CORPORATION
                   122 WEST JOHN CARPENTER PARKWAY, SUITE 430
                               IRVING, TEXAS 75039
                                 (972) 650-6126
            (Name, Address (Including Zip Code) and Telephone Number
        (Including Area Code) of Agent for Service in the United States)
                           _________________________

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           COMMON SHARES, NO PAR VALUE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE

For annual reports, indicate by check mark the information filed with this Form:

     [ ] Annual information form    [X] Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

     THE REGISTRANT HAD 77,172,597 SHARES OUTSTANDING AS AT MARCH 1, 2003.

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

                Yes           82-                      No   X
                    -----        -----                    -----

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                Yes   X                                No
                    -----                                 -----
================================================================================

                                EXPLANATORY NOTE

         This Amendment No. 1 to Research in Motion Limited's Annual Report on Form 40-F for the fiscal year ended March 1, 2003 is being filed solely for the purpose of providing financial statements prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and the associated Management's Discussion and Analysis of Financial Condition and Results of Operations.

                         DOCUMENTS INCLUDED IN THIS FORM

NO.            DOCUMENT
---            --------

1. Audited Consolidated Financial Statements prepared in accordance with U.S. GAAP for the fiscal years ended March 1, 2003 and March 2, 2002 and the auditors' report thereon and the notes thereto.

2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 1, 2003.

                                                                  DOCUMENT NO. 1

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
RESEARCH IN MOTION LIMITED

We have audited the consolidated balance sheets of RESEARCH IN MOTION LIMITED as at March 1, 2003 and March 2, 2002 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 1, 2003 and March 2, 2002 and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

As described in note 1(x) to these consolidated financial statements, effective March 3, 2002 the Company adopted the provisions of Statement of Financial Accounting Standards ["SFAS"] No. 141, "Business Combinations", and the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets".

On March 28, 2003 [except as to note 14 which is as of May 28, 2003], we reported separately to the shareholders of the Company on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.


Toronto, Canada,               /s/Ernst & Young LLP            /s/Zeifman & Company LLP
March 28, 2003.                Chartered Accountants           Chartered Accountants

[except as to note 14 which is as of May 28, 2003]

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                 (United States dollars, US GAAP, in thousands)

CONSOLIDATED BALANCE SHEETS

                                                                             As at
                                                                    ----------------------
                                                                     MARCH 1      March 2
                                                                       2003         2002
                                                                    ---------    ---------
ASSETS
CURRENT

Cash and cash equivalents (note 2)                                  $ 340,681    $ 340,476
Short-term investments (note 2)                                            --      304,083
Trade receivables                                                      40,803       42,642
Other receivables                                                       4,538        5,976
Inventory (note 3)                                                     31,275       37,477
Other current assets                                                   11,079        6,664
                                                                    ---------    ---------
                                                                      428,376      737,318
INVESTMENTS (note 4)                                                  190,030           --
CAPITAL ASSETS (note 5)                                               161,183      149,998
INTANGIBLE ASSETS (note 6)                                             51,479       16,003
GOODWILL (note 7)                                                      30,588       14,395
DEFERRED INCOME TAX ASSETS (note 8)                                        --       29,244
                                                                    ---------    ---------
                                                                    $ 861,656    $ 946,958
                                                                    =========    =========
LIABILITIES
CURRENT

Accounts payable                                                    $  18,594    $  11,552
Accrued liabilities                                                    54,415       36,860
Accrued litigation and related expenses (note 14)                      50,702           --
Income taxes payable                                                    4,909        2,446
Deferred revenue                                                       14,336        9,773
Current portion of long-term debt (note 9)                              6,143          385
                                                                    ---------    ---------
                                                                      149,099       61,016
LONG-TERM DEBT (note 9)                                                 5,776       11,874
                                                                    ---------    ---------
                                                                      154,875       72,890
                                                                    ---------    ---------
SHAREHOLDERS' EQUITY
CAPITAL STOCK (note 10)
Authorized - unlimited number of non-voting, cumulative,
redeemable, retractable preferred shares; unlimited number
of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued - 77,172,597
common shares (March 2, 2002 - 78,790,747 common shares)              874,377      894,750
ACCUMULATED DEFICIT                                                  (171,035)     (19,204)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (note 17)                 3,439       (1,478)
                                                                    ---------    ---------
                                                                      706,781      874,068
                                                                    ---------    ---------
                                                                    $ 861,656    $ 946,958
                                                                    =========    =========
Commitments and contingencies (notes 11 and 14)
See notes to the consolidated financial statements

On behalf of the Board

                                      Jim Balsillie             Mike Lazaridis
                                      Director                  Director

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                 (United States dollars, US GAAP, in thousands)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                      COMMON       RETAINED       ACCUMULATED
                                                                       SHARE       EARNINGS          OTHER
                                                          COMMON     PURCHASE    (ACCUMULATED    COMPREHENSIVE
                                                          SHARES     WARRANTS      DEFICIT)      INCOME (LOSS)        TOTAL
                                                        ---------    ---------   ------------    -------------      ---------
Balance February 28, 2001                               $ 890,644    $     370     $  10,562       $      --        $ 901,576

Comprehensive income (loss):
  Net loss                                                     --           --       (28,321)             --          (28,321)
  Net change in derivative fair value during the year          --           --            --          (2,803)          (2,803)
  Amounts classified to earnings during the year               --           --            --           1,325            1,325


Shares issued:
  Exercise of stock options                                 1,491           --            --              --            1,491
  Common shares issued on acquisition of subsidiary         6,325           --            --              --            6,325
  Common shares repurchased pursuant to Common
     Share Purchase Program                                (4,080)          --        (1,445)             --           (5,525)
                                                        ---------    ---------     ---------       ---------        ---------
Balance March 2, 2002                                     894,380          370       (19,204)         (1,478)         874,068

Comprehensive income (loss):
  Net loss                                                     --           --      (148,857)             --         (148,857)
  Net change in derivative fair value during the year          --           --            --           5,958            5,958
  Amounts classified to earnings during the year               --           --            --          (1,041)          (1,041)

Shares Issued:
  Exercise of stock options                                 1,155           --            --              --            1,155
  Common shares repurchased pursuant to Common
     Share Purchase Program                               (21,528)          --        (2,974)             --          (24,502)
                                                        ---------    ---------     ---------       ---------        ---------
BALANCE MARCH 1, 2003                                   $ 874,007    $     370     $(171,035)      $   3,439        $ 706,781
                                                        =========    =========     =========       =========        =========

See notes to the consolidated financial statements.

                           Research In Motion Limited
                 Incorporated under the Laws of Ontario
      (United States dollars, US GAAP, in thousands except per share data)

CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                     For the Years Ended
                                                                    ----------------------
                                                                     MARCH 1      March 2
                                                                      2003         2002
                                                                    ---------    ---------
REVENUE
  Hardware                                                          $ 139,246    $ 175,061
  Service                                                             129,331       88,880
  Software and other                                                   38,155       30,112
                                                                    ---------    ---------
                                                                      306,732      294,053
                                                                    ---------    ---------
COST OF SALES
  Hardware                                                             94,123      147,358
  Service                                                              85,511       55,804
  Software and other                                                    7,655        6,363
                                                                    ---------    ---------
                                                                      187,289      209,525
                                                                    ---------    ---------
GROSS MARGIN                                                          119,443       84,528
                                                                    ---------    ---------
EXPENSES

Research and development (net of government funding) (note 12(a))      55,916       37,446
Selling, marketing and administration (note 18(c))                    104,978       93,766
Amortization                                                           22,324       11,803
Restructuring charges (note 13)                                         6,550           --
Litigation (note 14)                                                   58,210           --
                                                                    ---------    ---------
                                                                      247,978      143,015
                                                                    ---------    ---------
LOSS FROM OPERATIONS                                                 (128,535)     (58,487)

Investment income                                                      11,430       25,738
Write-down of investments (note 15)                                        --       (5,350)
                                                                    ---------    ---------
LOSS BEFORE INCOME TAXES                                             (117,105)     (38,099)
                                                                    ---------    ---------
PROVISION FOR (RECOVERY OF) INCOME TAXES (note 8)
Current                                                                 3,513        7,058
Deferred                                                               28,239      (16,836)
                                                                    ---------    ---------
                                                                       31,752       (9,778)
                                                                    ---------    ---------
NET LOSS                                                            $(148,857)   $ (28,321)
                                                                    =========    =========
LOSS PER SHARE (note 16)
Basic                                                               $   (1.92)   $   (0.36)
                                                                    =========    =========
Diluted                                                             $   (1.92)   $   (0.36)
                                                                    =========    =========

See notes to the consolidated financial statements.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                 (United States dollars, US GAAP, in thousands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              For the Years Ended
                                                                             ----------------------
                                                                              MARCH 1      March 2
                                                                               2003         2002
                                                                             ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                     $(148,857)   $ (28,321)
Items not requiring an outlay of cash:
  Amortization                                                                  31,147       17,497
  Deferred income taxes                                                         29,244      (16,836)
  Loss on write-down of capital assets                                             502           --
  Gain on foreign currency translation of long term debt                          (359)          --
  Write-down of investments                                                         --        5,350
  Foreign exchange loss                                                             20            4
Net changes in non-cash working capital
  Trade receivables                                                              1,958        7,607
  Other receivables                                                              1,473        7,918
  Inventory                                                                      6,202       30,567
  Other current assets                                                            (525)      (3,467)
  Accounts payable                                                               7,059        1,834
  Accrued liabilities                                                           17,555       (2,333)
  Accrued litigation and related expenses                                       50,702           --
  Income taxes payable                                                           2,106       (1,018)
  Deferred revenue                                                               4,563       (1,097)
                                                                             ---------    ---------
                                                                                 2,790       17,705
                                                                             ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital and warrants                                           1,155        1,491
Buyback of common shares pursuant to Normal Course Issuer Bid (note 10(a))     (24,502)      (5,525)
Repayment of debt                                                                 (614)        (303)
                                                                             ---------    ---------
                                                                               (23,961)      (4,337)
                                                                             ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investments (note 4)                                           (190,030)          --
Acquisition of capital assets                                                  (39,670)     (73,917)
Acquisition of intangible assets                                               (30,997)      (7,106)
Acquisition of subsidiaries (note 7)                                           (21,990)      (9,709)
Acquisition of short-term investments                                          (41,900)    (925,885)
Proceeds on sale and maturity of investments                                   345,983      834,907
                                                                             ---------    ---------
                                                                                21,396     (181,710)
                                                                             ---------    ---------
FOREIGN  EXCHANGE EFFECT ON CASH AND CASH EQUIVALENTS                              (20)          (4)
                                                                             ---------    ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE YEAR                  205     (168,346)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   340,476      508,822
                                                                             ---------    ---------
CASH AND CASH EQUIVALENTS, END OF YEAR                                       $ 340,681    $ 340,476
                                                                             =========    =========

See notes to the consolidated financial statements.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


NATURE OF BUSINESS

     Research In Motion Limited (the "Company") is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. The Company's technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  GENERAL

     These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented, which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as presented in note 21.

     Historically, the primary consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company initiated reporting its financial position, results of operations and cash flows under U.S. GAAP in its consolidated financial statements. A summary of the Company's financial position and results of operations, as presented under Canadian GAAP, and a reconciliation of U.S. GAAP financial reporting to Canadian GAAP financial reporting, are included in note 21.

     As part of the preparation of U.S. GAAP consolidated financial statements certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required to comply with U. S. securities regulations. As part of the additional disclosures, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and services

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts have been reclassified to conform to this new presentation. There were no adjustments to previously reported net income
     (loss) as a result of any of these reclassifications.

     Other revisions to disclosures throughout the consolidated balance sheets, statements of operations, cash flows and shareholders' equity and their related notes have been made to comply with U.S. GAAP requirements, including comparative disclosures.

     The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

(b)  BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c)  USE OF ESTIMATES

     The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation awards, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d)  FOREIGN CURRENCY TRANSLATION

     The US dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the balance sheet date,

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of balances with banks and liquid short-term investments with maturities of three months or less at the date of acquisition. Short-term investments are carried on the balance sheet at fair value.

(f)  SHORT-TERM INVESTMENTS

     Short-term investments consist of liquid investments with maturities of between three months and one year at the date of acquisition, and are available for sale investments that are carried on the balance sheet at fair value.

(g)  TRADE RECEIVABLES

     Trade receivables are presented net of allowance for doubtful accounts. The allowance was $2,331 at March 1, 2003 ($2,218 - March 2, 2002). Bad debt expense was $696 for the year ended March 1, 2003 ($6,236 - March 2, 2002).

     The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The allowance is determined based on specifically identified accounts, historical experience and all other current information.

(h)  INVESTMENTS

     All investments with maturities in excess of one year are classified as long-term investments and are held-to-maturity investments that are carried at cost. The Company does not exercise significant influence with respect to any of these investments. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

(i)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes forward foreign exchange rate contracts and foreign exchange rate swaps to reduce exposure to fluctuations in foreign currency exchange rates. The Company does not purchase or hold derivative financial instruments for speculative purposes.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


     The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency cash flows of hedged items.

     Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments, as amended by SFAS 137 and 138, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and changes in the fair value of the instrument are reflected in net income.

(j)  INVENTORIES

     Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(k)  LONG-LIVED ASSETS

     In August, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 established a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include a component of an entity. SFAS 144 is effective for years beginning after December 15, 2001. The Company reviews long-lived assets such as property, plant and equipment, and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value and carrying value of the asset.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


(l)  CAPITAL ASSETS

     Capital assets are stated at cost less accumulated amortization. Amortization is provided using the following rates and methods:

     Buildings and leaseholds               Straight-line over terms between 5 and 40 years
     Information technology                 Straight-line over 5 years
     Furniture, fixtures, tooling, and      20% per annum declining balance
     equipment


(m)  INTANGIBLE ASSETS

     Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized as follows:

     Acquired technology                    Straight-line over 2 to 5 years
     Licences                               Lesser of 5 years or the actual number of units
                                            sold during the terms of the licence agreements
     Patents                                Straight-line over 17 years


(n)  GOODWILL

     Effective March 3, 2002, the Company adopted the new recommendations in accordance with SFAS 142 with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment as of the beginning of the current year. The Company performed the required impairment tests of goodwill as at March 1, 2003 and March 3, 2002 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation, therefore, there was no impact to prior year's earnings upon its adoption.

     Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


     The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

     In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings.

     The Company has one reporting unit, which is the consolidated Company.

(o)  INCOME TAXES

     The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The company continues to assess on a on-going basis the degree of certainty regarding the realization of deferred tax assets, and whether a valuation allowance is required.

(p)  REVENUE RECOGNITION

     The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

     HANDHELD AND OTHER HARDWARE PRODUCTS

     Revenue from the sale of hardware, original equipment manufacturer ("OEM")

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data and accessories are recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

     SERVICE

     Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

     SOFTWARE

     Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

     NON-RECURRING ENGINEERING CONTRACTS

     Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

     SHIPPING AND HANDLING COSTS

     Where they can be reasonably attributed to certain revenue, shipping and handling costs are included in Cost of sales, otherwise they are included in Selling, Marketing and Administration.

(q)  RESEARCH AND DEVELOPMENT

     The Company is engaged at all times in research and development work. Research and development costs, other than capital asset acquisitions, are charged as an operating expense of the Company as incurred.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


(r)  GOVERNMENT ASSISTANCE

     Government assistance towards research and development expenditures is received as grants from Technology Partnerships Canada and in the form of investment tax credits on account of eligible scientific research and experimental development expenditures. Investment tax credits are recorded when there is reasonable assurance that the Company will realize the investment tax credits. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of the related capital assets and all other assistance is credited against related expenses, as incurred.

(s)  STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

     U.S. GAAP, SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable item of comprehensive income are cash flow hedges as described in note 19.

(t)  LOSS PER SHARE

     Loss per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(u)  STOCK-BASED COMPENSATION PLAN

     The Company has a stock-based compensation plan, which is described in note 10(b). The options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

     Compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant. The difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with US GAAP, APB

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


     Opinion 25, Accounting for Stock Issued to Employees.

     SFAS 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net loss and loss per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net loss and loss per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:

                                                                For the year ended
                                                              ----------------------
                                                               March 1,     March 2,
                                                                 2003         2002
                                                              ---------    ---------
     Net loss - as reported                                   $(148,857)   $ (28,321)
     Estimated stock-based compensation costs for the year       20,296       19,773
                                                              ---------    ---------
     Net loss - proforma                                      $(169,153)   $ (48,094)
                                                              =========    =========
     Proforma loss per common share:
       Basic and diluted                                      $   (2.18)   $   (0.61)

     Weighted average number of shares (000's):
       Basic and diluted                                         77,636       78,467

     The weighted average fair value of options granted during the year was calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                                For the year ended
                                                              ----------------------
                                                               March 1,     March 2,
                                                                 2003         2002
                                                              ---------    ---------
     Number of options issued (000's)                               956        2,978
                                                              ---------    ---------
     Weighted average Black-Scholes value of each option      $    8.58    $   12.00

     Assumptions:
       Risk free interest rate                                      4.5%         4.0%
       Expected life in years                                       3.5          3.5
       Expected dividend yield                                        0%           0%
       Volatility                                                    70%          75%

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


(v)  WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to assess that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

(w)  ADVERTISING COSTS

     The company expenses all advertising costs as incurred. These costs are included in Selling, Marketing and Administration.

(x)  CHANGES IN ACCOUNTING POLICY

(i)  Accounting and Disclosure Requirements for Guarantees

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 were effective for the Company's year ended March 1, 2003. An additional disclosure requirement under FIN 45 relates to product warranty as described in note 11(c). FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. There was no effect on the adoption of the measurement requirement of FIN 45 on the Company's results of operations and financial position for fiscal 2003 and prior years.

(ii) Stock Based Compensation

     In December, 2002 the FASB issued SFAS 148, Accounting for Stock-Based Compensation. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. This standard is in effect for all companies with year ends after December 31, 2003. There was no effect on the Company's results of operations and financial position upon the adoption of SFAS 148.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


(iii) Exit Activities

      In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. There was no effect on the adoption of SFAS 146 on the Company's results of operations and financial position for 2003 and prior years.

(iv)  Business Combinations

      In July, 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method. Under the previous rules, the Company used the purchase method of accounting. SFAS 141 also refines the definition of intangible assets acquired in a purchase business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. Business combinations occurring subsequent to July 1, 2001 must be accounted for using SFAS 141. There has been no effect on the Company's results, as a result of the introduction of this standard.

      SFAS 142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. This standard was adopted by the Company on March 3, 2002. The Company completes its annual goodwill impairment tests as of each year end, for all of its reporting units. As required by the statement, intangible assets that meet criteria for the recognition apart from goodwill must be reclassified. The Company has concluded that there are no such intangible assets.

(v)   Asset Retirement Obligations

      In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. This standard is effective for the Company's fiscal 2003 year. The Company has determined that it does not have any asset retirement obligations.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


(y)  RECENTLY ISSUED PRONOUNCEMENTS

     In January of 2003, FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires investors with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures about their involvement with entities that qualify as a VIE. A VIE includes, but is not limited to, an entity in which the equity investors do not have a controlling interest or in which the equity at risk is insufficient to finance the entity's activities without receiving subordinated financial support from other parties. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

     The Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


2.   CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash, cash equivalents and short-term investments are comprised as follows:


                                                March 1,       March 2,
                                                  2003           2002
                                                --------       --------
     Cash and cash equivalents (a)
       Balances with banks                      $ 16,603       $  4,840
       Short-term investments                    324,078        335,636
                                                --------       --------
                                                 340,681        340,476
                                                --------       --------
     Short-term investments (b)
       Bank certificates of deposit                   --         40,230
       Commercial paper                               --        222,168
       Corporate bonds                                --          6,382
       Government agency paper                        --         35,303
                                                --------       --------
                                                      --        304,083
                                                --------       --------
                                                $340,681       $644,559
                                                ========       ========

(a) Cash and cash equivalents are comprised of balances with banks, money market investment funds, repurchase agreements, bank certificates of deposit, and investment-grade commercial and government sponsored enterprise paper, with weighted average yields of 1.3% as at March 1, 2003 (2002 - 1.7%). Carrying values of these investments are recorded at fair value.

(b) Bank certificates of deposit, commercial paper, corporate bonds and government agency paper are recorded at fair value, with approximate weighted average yields of 2.7% as at March 2, 2002.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


3.   INVENTORY

     Inventory is comprised as follows:

                                                         March 1,    March 2,
                                                           2003        2002
                                                         --------    --------
     Raw materials                                       $ 34,446    $ 39,337
     Work in process                                        8,205       7,164
     Finished goods                                         4,286       2,932
     Provision for excess and obsolete inventory          (15,662)    (11,956)
                                                         --------    --------
                                                         $ 31,275    $ 37,477
                                                         ========    ========

4.   INVESTMENTS

     Investments are comprised as follows:

                                                        Carrying Value
                                                   ------------------------
                                                   March 1,         March 2,
                                                     2003             2002
                                                   --------         -------
     Asset-backed securities                       $ 69,002         $    --
     Corporate bonds                                105,918              --
     Government sponsored enterprise notes           15,110              --
                                                   --------         -------
                                                   $190,030         $    --
                                                   ========         =======

                                                         Market Value
                                                   ------------------------
                                                   March 1,         March 2,
                                                     2003             2002
                                                   --------         -------
     Asset-backed securities                       $ 69,713         $    --
     Corporate bonds                                109,283              --
     Government sponsored enterprise notes           15,193              --
                                                   --------         -------
                                                   $194,189         $    --
                                                   ========         =======

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


     Long-term investments carry weighted average yields of 3.8% as at March 1, 2003 (2002 - n/a) and have maturities between one and five years.

5.   CAPITAL ASSETS

     Capital assets are comprised as follows:

                                                       March 1, 2003
                                                       Accumulated      Net book
                                            Cost       amortization      value
                                          --------     ------------     --------
     Land                                 $  8,850       $     --       $  8,850
     Buildings and leaseholds               66,254          6,671         59,583
     Information technology                 81,319         31,893         49,426
     Furniture, fixtures, tooling and
     equipment                              68,873         25,549         43,324
                                          --------       --------       --------
                                          $225,296       $ 64,113       $161,183
                                          ========       ========       ========

                                                       March 2, 2002
                                                       Accumulated      Net book
                                            Cost       amortization      value
                                          --------     ------------     --------
     Land                                 $  8,824       $     --       $  8,824
     Buildings and leaseholds               60,090          3,288         56,802
     Information technology                 66,702         16,832         49,870
     Furniture, fixtures, tooling and
     equipment                              49,476         14,974         34,502
                                          --------       --------       --------
                                          $185,092       $ 35,094       $149,998
                                          ========       ========       ========

     For the year ended March 1, 2003, amortization expense of capital assets was $27,997 (2002 - $16,753).

     The acquisition of land and buildings was partially financed by the assumption of a mortgage in the amount of $ nil (2002 - $5,981).

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


6.   INTANGIBLE ASSETS

     Intangible assets are comprised as follows:

                                                       MARCH 1, 2003
                                                       ACCUMULATED      NET BOOK
                                            COST       AMORTIZATION      VALUE
                                          --------     ------------     --------
     Acquired technology                  $ 10,012       $  1,684       $  8,328
     Licences                               28,370          1,085         27,285
     Patents                                16,751            885         15,866
                                          --------       --------       --------
                                          $ 55,133       $  3,654       $ 51,479
                                          ========       ========       ========


                                                       March 2, 2002
                                                       Accumulated      Net book
                                            Cost       amortization      value
                                          --------     ------------     --------
     Acquired technology                  $  2,685       $    185       $  2,500
     Licences                                9,645            186          9,459
     Patents                                 4,479            435          4,044
                                          --------       --------       --------
                                          $ 16,809       $    806       $ 16,003
                                          ========       ========       ========

     Acquired technology includes all licences and patents acquired by the Company as a result of acquisitions as described in note 7. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of the third parties' technology. Patents includes all cost necessary to record a patent, as well as defense costs when there is perceived infringement by the Company of those patents.

     For the year ended March 1, 2003, amortization expense of intangible assets was $2,848 (2002 - $574). Total additions to intangible assets in 2003 were $38,324 (2002 - $8,897). Minimum amortization expense of intangible assets for each of the next five years is $2,900.

7.   ACQUISITIONS

     During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks. The results of the acquirees' operations have been included in the consolidated financial statements for the periods from each respective closing date up to March 1, 2003.

     On October 31, 2001, the Company acquired 100% of the outstanding common shares of a company for its technology and expertise in the wireless delivery of rich graphical content. This company develops Java-based media platforms for wireless devices. The results of this company's operations have been included in the consolidated financial statements since October 31, 2001. The value of the 387,353 common shares issued in 2002 was determined based on the average of the market price of the Company's common shares over the two-day period before and after the terms of the acquisition were agreed to.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


                                                          For the year ended
                                                        ---------------------
                                                        March 1,     March 2,
                                                          2003         2002
                                                        --------     --------
     ASSETS PURCHASED
        Capital assets                                  $    317     $     --
        Acquired technology                                7,326        2,685
        Goodwill                                          16,193       14,395
                                                        --------     --------
                                                          23,836       17,080
                                                        --------     --------
     LIABILITIES ASSUMED - non-cash working capital        1,275        1,046
     DEFERRED INCOME TAX LIABILITY                           357           --
                                                        --------     --------
                                                           1,632        1,046
                                                        --------     --------
     NET NON-CASH ASSETS ACQUIRED                         22,204       16,034
        Cash acquired                                        117          152
                                                        --------     --------
     NET ASSETS ACQUIRED                                $ 22,321     $ 16,186
                                                        ========     ========

     CONSIDERATION
        Cash                                            $ 22,107     $  9,861
        Assumption of acquiree long-term debt                214           --
        Capital stock                                         --        6,325
                                                        --------     --------
                                                        $ 22,321     $ 16,186
                                                        ========     ========

     The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. Of the $16,193 of goodwill acquired during fiscal 2003, $13,316 is expected to be deductible for tax purposes.

     If the four fiscal 2003 acquisitions had occurred on March 1, 2001, the Company's unaudited proforma consolidated revenue would have increased by $226 for the year ended March 1, 2003 (2002 - $816) and the unaudited proforma net loss would have been $151,713 (2002 - $35,748).

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


8.   INCOME TAXES

     The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:


                                                       March 1,        March 2,
                                                         2003            2002
                                                       --------        --------
     Expected Canadian tax rate                            38.3%           41.2%

     Expected income tax provision recovery            $(44,817)       $(15,685)

     Differences in income taxes resulting from:
        Manufacturing and processing activities           3,951           1,801
        Increase in valuation allowance                  61,969           1,530
        Non-deductible portion of unrealized
          capital losses                                     --           1,013
        Foreign tax rate differences                      7,352          (3,192)
        Enacted tax rate changes                          4,835           2,960
        Other differences                                (1,538)          1,795
                                                       --------        --------
                                                       $ 31,752        $ (9,778)
                                                       ========        ========

                                                        March 1,       March 2,
                                                          2003           2002
                                                       ---------      ---------
     Income (loss) before income taxes:
        Canadian                                       $(102,954)     $ (46,845)
        Foreign                                          (14,151)         8,746
                                                       ---------      ---------
                                                       $(117,105)     $ (38,099)
                                                       =========      =========

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


     The provision for income taxes consists of the following:

                                                         March 1,      March 2,
                                                           2003          2002
                                                         --------      --------
     Provision for (recovery of) income taxes:
        Current
           Canadian                                      $     (8)     $  6,756
           Foreign                                          3,521           302
        Deferred
           Canadian                                        27,593       (17,283)
           Foreign                                            646           447
                                                         --------      --------
                                                         $ 31,752      $ (9,778)
                                                         ========      ========

     Deferred income taxes have been provided (recovered) on temporary differences which consist of the following:

                                                        March 1,       March 2,
                                                          2003           2002
                                                        --------       --------
     Financing costs                                    $  2,139       $  4,923
     Non-deductible reserves                              (1,851)        (1,419)
     Research and development activities                  (7,997)       (13,887)
     Tax losses                                          (15,301)       (13,438)
     Capital assets                                      (14,784)         6,301
     Other tax carryforwards                               2,766           (858)
     Valuation allowance                                  63,267          1,542
                                                        --------       --------
                                                        $ 28,239       $(16,836)
                                                        ========       ========

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


     Deferred income tax assets and liabilities consist of the following temporary differences:

                                                       March 1,       March 2,
                                                         2003           2002
                                                       --------       --------
     Assets
        Financing costs                                 $ 4,398        $ 6,856
        Non-deductible reserves                           6,622          5,004
        Research and development incentives              24,897         17,726
        Tax losses                                       29,938         15,100
        Capital assets                                    2,614             --
        Other tax carryforwards                             186          3,096
                                                        -------        -------
                                                         68,655         47,782

     Less: valuation allowance                           68,655          5,870
                                                        -------        -------
                                                             --         41,912
                                                        -------        -------
     Liabilities
        Capital assets                                       --         12,668
                                                        -------        -------
      Net deferred income tax assets                    $    --        $29,244
                                                        =======        =======

     During the third quarter of fiscal 2003, the Company determined that a significant degree of uncertainty existed regarding the realization of the deferred tax assets and that a full valuation allowance was required. As a result of the increased valuation allowance, deferred tax assets of $68,655 have not been recognized for accounting purposes as of March 1, 2003. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


     At March 1, 2003, the Company has the following net operating loss carryforwards and tax credits which are not recognized for accounting purposes and are scheduled to expire in the following years:

                                              Net operating       Investment tax
                                                  losses              credits
                                              -------------       --------------
     2004                                         $    10             $     5
     2005                                              40                  --
     2006                                           1,155                 441
     2007                                           3,717                 653
     2008                                          12,053               2,147
     2009                                          70,194                  11
     2010                                           1,201                  12
     2011                                              --               4,777
     2012                                              --               8,375
     2020                                             102                  --
     2021                                             255                  --
     2022                                             244                  --
     2023                                             236                  --
     Indefinite carryforward                        2,969                  --
                                                  -------             -------
                                                  $92,176             $16,421
                                                  =======             =======

     The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

9.   LONG-TERM DEBT

     The Company has assumed long-term debt as a result of acquiring certain real estate properties for its ongoing operations. At March 1, 2003 long-term debt consisted of mortgages with interest rates ranging between 6.75% and 7.90%, against which certain land and buildings are pledged as collateral. All mortgage loans are denominated in Canadian dollars, and mature between December 1, 2003 and March 1, 2009.

     Interest expense on long-term debt for the year was $852 (2002 - $661).

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


     The long-term debt principal payments for the fiscal years 2004 through 2008 and thereafter are as follows:

     For the year ending
     2004                                                      $  6,143
     2005                                                           175
     2006                                                           187
     2007                                                           201
     2008                                                           216
     Thereafter                                                   4,997
                                                               --------
                                                               $ 11,919
                                                               =========

     The fair value of long-debt as at March 1, 2003 was $12,273 (2002 -
     $12,525).

     At March 1, 2003 the Company had revolving demand credit operating lines totalling $19.9 million (2002 - $37.6 million). As at March 1, 2003 the Company had drawn down on its available credit facilities in the amount of $7.6 million in the form of letters of credit; $12.3 million remains unused. The operating lines bear interest on the outstanding balance at the bank's prime rate. Any balance owing is due on demand and is subject to a general security agreement.

10.  CAPITAL STOCK

(a)  SHARE CAPITAL

     The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


     The following details the changes in issued and outstanding common shares and common share purchase warrants for the two years ended March 1, 2003:

                                                           Number of Common Shares
                                                             Outstanding (000's)
                                                         ----------------------------
                                                                     Common
                                                                      share
                                                          Common   purchase
                                                          shares   warrants    Total
                                                         -------   --------   -------
     Balance as at February 28, 2001                      78,271         75    78,346
     Exercise of options                                     503         --       503
     Common shares issued on acquisition of subsidiary       387         --       387
     Common shares repurchased pursuant to Common
       Share Purchase Program                               (370)        --      (370)
                                                         -------    -------   -------
     Balance as at March 2, 2002                          78,791         75    78,866
     Exercise of options                                     320         --       320
     Common shares repurchased pursuant to Common
       Share Purchase Program                             (1,939)        --    (1,939)
                                                         -------    -------   -------
     Balance as at March 1, 2003                          77,172         75    77,247
                                                         =======    =======   =======

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data

                                                                    Share Capital
                                                         ---------------------------------
                                                                         Common
                                                                          share
                                                            Common     purchase
                                                            shares     warrants     Total
                                                         ---------    ---------   ---------
     Balance as at February 28, 2001                       890,644          370     891,014
     Exercise of options                                     1,491           --       1,491
     Common shares issued on acquisition of subsidiary       6,325           --       6,325
     Common shares repurchased pursuant to
       Common Share Purchase Program                        (4,080)          --      (4,080)
                                                         ---------    ---------   ---------
     Balance as at March 2, 2002                           894,380          370     894,750
     Exercise of options                                     1,155           --       1,155
     Common shares repurchased pursuant to
       Common Share Purchase Program                       (21,528)          --     (21,528)
                                                         ---------    ---------   ---------
     Balance as at March 1, 2003                         $ 874,007    $     370   $ 874,377
                                                         =========    =========   =========


     On October 3, 2002 the Company's Board of Directors approved the purchase by RIM of up to as many as 3.8 million common shares, which approximated 5% of the common shares outstanding at that date, over the next 12 months from time to time on the NASDAQ National Market. All common shares purchased by RIM will be cancelled. As of March 1, 2003, no shares have been re-purchased under this Common Share Purchase Program.

     During the year ended March 1, 2003 the Company purchased 1,939 common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

     During the year ended March 2, 2002 the Company repurchased 370 common shares pursuant to its Common Share Purchase Program at a cost of $5,525. The amount in excess of the carrying value of the common shares of $1,445 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


     The outstanding common share purchase warrants have an expiry date of August 17, 2004 and give the owner the right to acquire 75 common shares at $20.83 each.

(b)  STOCK OPTION PLAN

     The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved the reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 2,756. As at March 1, 2003, there were 10,101 options outstanding with exercise prices ranging from $2.43 to $119.80. Options issued and outstanding for 4,070 shares are vested as at March 1, 2003. There are 4,115 shares available for future grants under the plan.

     A summary of option activity since February 28, 2001 is shown below:

                                               Options Outstanding
                                           ---------------------------
                                                             Weighted
                                              Number         Average
                                            (in 000's)   Exercise Price
                                            ----------   --------------
     Balance as at February 28, 2001           7,920        $ 17.04
     Granted during the year                   2,978        $ 21.83
     Exercised during the year                  (515)       $  3.71
     Forfeited during the year                  (297)       $ 27.92
                                             -------        -------
     Balance as at March 2, 2002              10,086        $ 18.81
     Granted during the year                     956        $ 16.41
     Exercised during the year                  (320)       $  3.88
     Forfeited during the year                  (621)       $ 31.35
                                             -------        -------
     BALANCE AS AT MARCH 1, 2003              10,101        $ 18.29
                                             =======        =======

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


     The weighted average characteristics of options outstanding as at March 1, 2003 are as follows:

                                       Options Outstanding (000's)              Options Exercisable (000's)
                              ----------------------------------------------   ------------------------------
                                 Number          Weighted                         Number
                              Outstanding        average        Weighted        Outstanding      Weighted
                               at March 1,      remaining        average        at March 1,       average
Range of exercise price          2003         life in years   exercise price       2003        exercise price
-----------------------       ------------    -------------   --------------    -----------    --------------
$2.43 - $3.62                     2,058            3.7           $  2.69            1,847         $  2.61
$3.88 - $5.66                     1,544            2.6              4.14              415            4.31
$5.93 - $8.78                       699            3.0              7.69              233            7.68
$8.97 - $13.12                      464            4.7             10.26              127            9.87
$13.55 - $20.29                   1,802            5.6             16.41              351           16.84
$20.39 - $30.51                   1,737            5.3             23.51              392           24.60
$30.68 - $45.51                     683            4.6             36.87              237           37.52
$46.55- $68.48                      839            4.6             51.65              338           51.31
$70.44 and over                     275            4.6             86.58              130           86.47
                                -------        -------           -------          -------         -------
TOTAL                            10,101            4.3           $ 18.29            4,070         $ 15.40
                                =======        =======           =======          =======         =======

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


11.  COMMITMENTS AND CONTINGENCIES

(a)  LEASE COMMITMENT


     The Company is committed to annual lease payments under operating leases for premises as follows:

                                     REAL ESTATE    EQUIPMENT     TOTAL
                                     -----------    --------     --------
     For the year ending
     2004                              $ 1,509      $   295      $ 1,804
     2005                                1,414          201        1,615
     2006                                1,460           35        1,495
     2007                                1,281           --        1,281
     2008                                1,191           --        1,191
     Thereafter                          5,821           --        5,821
                                       -------      -------      -------
                                       $12,676      $   531      $13,207
                                       =======      =======      =======

     For the period ended March 1, 2003, the Company incurred rental expense of $2,272 (March 2, 2002 - $1,857).

(b)  CONTINGENCIES

     In addition to the NTP matter discussed in note 14, the Company has the following contingencies:

     On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by Good Technology, Inc. ("Good") to find that one of the Company's U.S. patents is invalid or not infringed upon by Good's wireless handheld products and related software. On February 3, 2003, the Company filed a counterclaim against Good within the Northern District Action, alleging among other things, Good's infringement of the Company's patent-in-suit, and seeking injunctive relief, monetary damages and costs and other relief. The discovery process is ongoing, and the trial date is not yet scheduled, but is not anticipated to occur prior to 2004. The likely outcome of this motion is not determinable but in any event would not result in the Company being required to pay monetary damages to Good. Accordingly no amount has been recorded in

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data these financial statements.

     During the second quarter of fiscal 2003, the Company filed several complaints and lawsuits against Good alleging Good's infringements on a number of the Company's patents, copyrights, trademarks and other property. The Company has asked the Courts for injunctions against Good as well as for monetary damages and costs. In these lawsuits, the Company is asking the Court for injunctive relief and an award of monetary damages. In addition, the Company asserts that Good's infringement is wilful, thus allowing the Court to award enhanced monetary damages as well as attorneys' fees and costs. The discovery process is ongoing for one of the actions and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

     During the third quarter of fiscal 2003, the Company filed a fourth lawsuit against Good. This lawsuit has been filed in the Superior Court of the State of California for the County of Orange. In this complaint, both Good and a Good Vice President have been named as defendants. The complaint alleges that Good has engaged in misappropriation of the Company's trade secrets, breach of contract, tortuous interference with contracts and prospective economic relations, unfair competition, unjust enrichment and breach of implied duty of good faith and fair dealing. By way of relief, the Company is asking the Court for injunctive relief. In addition, the Company is asking the Court for an award of general, special and punitive damages for Good's unfair competitive acts as well as attorneys' fees and costs to the Company. An interim injunction application was heard and denied by the Court in April 2003, and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


(c)  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's accrued warranty obligations from March 2, 2002 to March 1, 2003 was as follows:

     Accrued warranty obligations at March 2, 2002               $   3,355
     Actual warranty experience during 2003                          (577)
     2003 warranty provision                                         5,465
     Adjustments for changes in estimate                           (3,073)
                                                                 ---------
     Accrued warranty obligations at March 1, 2003               $   5,170
                                                                 =========

12.  GOVERNMENT ASSISTANCE

(a)  CURRENT EXPENSE

     The Company has entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

     Funding from TPC for the "first project" totalled $3,900 and is repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company is obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100.

     The second agreement with TPC is a three-year research and development project (the "second project") under which total contributions from TPC will be a maximum of $23,300 (the "contribution"). The Company is of the view that it has fulfilled all prerequisite funding conditions and has recorded all of the contribution commitment as at March 1, 2003 and no further TPC funding reimbursements are due to RIM under the second project. This contribution will be repayable in the form of royalties of 2.2% on

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data gross product revenues resulting from the second project. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39,300.

     The Company has recorded $925 on account of TPC royalty repayment expense with respect to the first project (2002 - $1,575). No amounts have been recorded with respect to the second project since the conditions for repayment have not yet been met.

     The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's in fiscal 2003 as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's.

     Government assistance, which includes both TPC funding and ITC's, has been applied to reduce gross research and development expense as follows:

                                                             For the year ended
                                                           ----------------------
                                                           March 1,      March 2,
                                                             2003          2002
                                                           --------      --------
     Gross research and development                        $ 64,952      $ 49,517
     Government funding                                       9,036        12,071
                                                           --------      --------
     Net research and development                          $ 55,916      $ 37,446
                                                           ========      ========

(b)  CAPITAL ASSETS

     The Company received $nil in government assistance which was applied towards the cost of capital assets used in research and development activities (2002 - $1,672).

13.  RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results (the "Plan"), the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The 254 employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002. The cost of the employees were previously included as part of Cost of sales, Selling Marketing and Administration, and Research and Development.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


     The Company has yet to conclude formal severance arrangements with only a very few individuals who were terminated on November 12, 2002. Additionally, the Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during the first half of fiscal 2004.

     The pre-tax financial components of the Plan are summarized below:

                                               Restructuring         Cash                   Balances as at
                                                  Expense          Payments     Write-offs   March 1, 2003
                                               -------------       --------     ----------  --------------
     Workforce reduction and related costs        $ 4,056          $(3,408)      $   --         $  648
     Excess facilities and capital assets           2,494              (63)        (507)         1,924
                                                  -------          -------       ------         ------
                                                  $ 6,550          $(3,471)      $ (507)        $2,572
                                                  =======          =======       ======         ======

     The balance of the restructuring provision of $2,572 as at March 1, 2003 is included in Accrued liabilities on the Consolidated Balance Sheets.

14.  LITIGATION AWARD

     During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter").

     During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

     The NTP matter went to trial during the third quarter of 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was wilful.

     Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate of 5.7% (the "royalty rate").

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


     Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and as well recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The jury's compensatory damages award of $23.1 million remains subject to post-trial motions and appeal. The Court scheduled a hearing on February 28, 2003 to rule on various post-trial motions.

     During the fourth quarter of 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of the February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, amongst other motions, a motion asking the judge to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict; and as well a motion for a new trial.

     During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but did not rule on any of the motions except two. The Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"). In addition, the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

     Based upon the Court's Order dated March 11, 2003 (the "Order"), i) the jury's compensatory damages award shall be increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment is entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate. Whether enhancement of said supplemental judgment is warranted will be subsequently determined (see later in note 14 in reference to the May 23, 2003 rulings); iii) on or before March 30, 2003, the Company shall provide the Accounting, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company shall provide an Ongoing Quarterly Accounting to NTP and the Court of all infringing revenues; v) to account for any ongoing postjudgment infringement activity, the Company shall establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits"), in amounts equal to the quarterly infringing revenues multiplied by the royalty rate. Whether enhancement of the Quarterly Deposits is warranted will be subsequently determined (see later in note 14 in reference to the May 23, 2003 rulings); vi) the Quarterly Deposits shall continue until

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data such time as the judgment of this Court is affirmed, reversed, or remanded, at which time the parties shall move the Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company shall pay prejudgment interest in the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest shall accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties shall jointly submit a calculation of the interest due hereunder no later than March 30, 2003; viii) the Company shall pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

     The Court did not rule on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation. As a result, further rulings and potential appeals are expected to be postponed pending the outcome of the mediation process.

     On May 23, 2003 the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters as follows:

     ENHANCED COMPENSATORY DAMAGES

     The Court ordered that NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50%. This increases the royalty rate to 8.55% from 5.7%. Infringing revenues now include all BlackBerry handheld, service and software revenues in the United States. The Company recorded an additional provision of $13.5 million in the fourth quarter with respect to enhanced compensatory damages for the period up to March 1, 2003.

     PLAINTIFF'S ATTORNEY FEES

     The Court ordered that NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter. The Company has recorded an additional provision of $5.0 million in the fourth quarter with respect to estimated plaintiff's attorney fees for the period up to March 1, 2003. This provision is subject to receipt and review of NTP's summary of attorney fees for this period.

     POSTJUDGMENT INTEREST

     The Company also recorded additional postjudgment interest for the period November 22, 2002 to March 1, 2003 to account for the Court's awards in these new rulings.

     The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

     Given the above, during the fourth quarter of fiscal 2003, the Company

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data recorded an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment interest for the period November 22, 2002 to February 28, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

     The total expense recorded in relation to the NTP matter for the fiscal year is $58.2 million, of which, $7.5 million has been disbursed as at March 1, 2003.

     As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those noted above, have been provided for as NTP litigation expenses as at March 1, 2003. The actual resolution of the NTP matter may materially differ from the estimates as at March 1, 2003 as a result of future Court rulings from the current court adjudicating the matter and also appellate courts at the conclusion of the appeals process; potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

15.  WRITE-DOWN OF INVESTMENTS

     Periodically the Company undertakes a review of the carrying value of companies in which it holds investments. Based on such reviews, the Company determines whether impairment in the carrying values of its investments has occurred. The Company further determines whether such declines are other than temporary in nature. The Company wrote down the value of its investments in fiscal 2002 by $5,350.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002

All share and United States dollars expressed in thousands except per share data


16.  LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share.

                                                                     For the year ended
                                                                 --------------------------
                                                                  March 1,         March 2,
                                                                    2003            2002
                                                                 ---------        ---------
     Numerator for basic and diluted loss per share
       available to common stockholders                          $(148,857)       $ (28,321)
                                                                 =========        =========
     Denominator for basic and diluted loss per share -
       weighted average shares outstanding (000's)                  77,636           78,467
                                                                 =========        =========
     Loss per share
       Basic and diluted                                         $   (1.92)       $   (0.36)



17.  COMPREHENSIVE LOSS

     The components of comprehensive net loss are shown in the following table:

                                                                           For the year ended
                                                                   ----------------------------------
                                                                   March 1, 2003        March 2, 2002
                                                                   -------------        -------------
     Net loss                                                       $ (148,857)           $ (28,321)
     Net change in derivative fair value during the year                 5,958               (2,803)
     Amounts reclassified to earnings during the year                   (1,041)               1,325
                                                                    ----------            ---------
     Comprehensive loss                                             $ (143,940)           $ (29,799)
                                                                    ==========            =========


     Accumulated other comprehensive income of $3,439 (2002 - other comprehensive loss of $1,478) consists entirely of unrealized gains and losses for cash flow hedges, net of related income tax effects of $nil, in both periods presented.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


18.  SUPPLEMENTAL INFORMATION

(a)  STATEMENT OF CASH FLOWS

     The following summarizes interest and income taxes paid:

                                                      For the year ended
                                                    ----------------------
                                                    March 1,      March 2,
                                                      2003          2002
                                                    --------      --------
     Interest paid during the year                   $  852        $779
     Income taxes paid during the year                1,070         967



(b)  ACCRUED LIABILITIES

     The following items are included in the accrued liabilities balance:

                                                           As at
                                                   ----------------------
                                                   March 1,      March 2,
                                                     2003          2002
                                                   --------      --------
     Goods received but not invoiced               $ 1,622       $ 3,618
     Airtime purchase costs                         17,109         8,491
     Marketing costs                                 8,116         4,942
     Warranty                                        5,170         3,355
     Royalties                                       4,558         4,247
     Other                                          17,840        12,207
                                                   -------       -------
                                                   $54,415       $36,860
                                                   =======       =======

(c)  OTHER INFORMATION

     Advertising expense, which includes media, agency and promotional expenses, of $15,079 (2002 - $18,549) is included in Selling, Marketing and Administration expense.

     Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $293 (2002 - loss of $1,042).

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


19.  FINANCIAL INSTRUMENTS

     The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of U.S. dollars. The majority of the Company's revenues in fiscal 2003 are transacted in U.S. dollars, Euro and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At March 1, 2003 approximately 14% of cash and cash equivalents, 13% of trade receivables and 8% of accounts payable and accrued liabilities are denominated in foreign currencies (2002
     - nil%, 24%, and 25%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian dollar, Hong Kong dollar, and Japanese Yen.

     To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

     To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $58.1 million as at March 1, 2003 (2002 - $87.5 million). These contracts carry a weighted average rate of U.S. $1.00 equals Canadian $1.5831, and mature at various dates, with the latest being December 1, 2003. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded as other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. These cash flow hedges were fully effective at March 1, 2003. As at March 1, 2003, the unrealized gain on these forward contracts was approximately $3,439 (March 2, 2002 - loss of $1,478). These amounts were included with Other comprehensive income.

     To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $10.0 million (2002 - $nil). These contracts carry a weighted average exchange rate of U.S. $1.00 equals Canadian $1.5706, and mature on December 1, 2003. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. The ineffectiveness of this fair value hedge was

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data immaterial at March 1, 2003. As at March 1, 2003, a gain of $419 was recorded in respect of this amount (2002 - $nil). This amount was included with Selling, marketing and administration.

     To satisfy short-term anticipated cash requirements, the Company has entered into a forward foreign exchange contract to purchase U.S. dollars and sell Canadian dollars with a notional value of U.S. $1.3 million (2002
     - $nil). This contract carries an exchange rate of U.S. $1.00 equals Canadian $1.5313, and matures on March 3, 2003. Due to the short-term nature of the contract, it was not designated for hedge accounting and is carried on the balance sheet at fair value. As at March 1, 2003, the notional loss on this forward contract was approximately $42 (March 2, 2002
     - n/a).

     The Company is exposed to credit risk on derivative financial instruments arising from the potential for counter-parties to default on their contractual obligations to the Company. The Company limits this risk by dealing with financially sound counter-parties and by continuously monitoring the creditworthiness of all counter-parties. As at March 1, 2003, the maximum exposure to a single counter-party was 37% of outstanding derivative instruments (2002 - 50%).

     The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in highly liquid, investment grade securities and by limiting exposure to any one entity or group of entities. As at March 1, 2003, no single issuer represented more than 5% of the total cash, cash equivalents, short-term investments, and investments (2002 - no single issuer represented more than 5% of the total cash, cash equivalents and short-term investments).

     The Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of short-term investments and investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

     The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at March 1, 2003 is $ 2,331 (2002 - $2,218).

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


     While the Company sells to a variety of customers, three customers comprised 17%, 16%, and 14% of trade receivables as at March 1, 2003 (2002
     - two customers comprised 16% and 15%). Additionally, one customer comprised 12% of the Company's sales (2002 - two customers comprised 17% and 11%).

     For certain of the Company's financial instruments, including trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate their respective fair values due to their short maturities. Cash and cash equivalents and short-term investments are carried at fair values. Long-term debt is carried at cost, which approximates its fair value.

     The table below sets forth the carrying and fair value of financial instruments as follows:

                                         March 1,       March 2,
                                           2003           2002
                                         --------       --------
     Cash Flow Hedges                    $ 3,439        $(1,478)
     Fair Value Hedges                       378             --
                                         -------        -------
                                         $ 3,817        $(1,478)
                                         =======        =======

     As all outstanding amounts mature the next fiscal year, the full amount of the cash flow hedges will reverse out of comprehensive income (loss) in 2004.



20.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data

     Selected financial information is as follows:

                                               March 1,    March 2,
                                                 2003        2002
                                               --------   ---------
     Sales
       Canada                                  $ 21,788    $ 21,381
       United States                            255,466     239,702
       Foreign                                   29,478      32,970
                                               --------    --------
                                               $306,732    $294,053
                                               ========    ========
     Sales
       Canada                                       7.1%        7.3%
       United States                               83.3%       81.5%
       Foreign                                      9.6%       11.2%
                                               --------    --------
                                                  100.0%      100.0%
                                               ========    ========


                                               March 1,    March 2,
                                                 2003        2002
                                               --------   ---------
     Revenue mix
       Hardware                                $139,246    $175,061
       Service                                  129,331      88,880
       Software and other                        38,155      30,112
                                               --------    --------
                                               $306,732    $294,053
                                               ========    ========

     Capital, intangible assets and goodwill
       Canada                                  $207,221    $175,406
       United States                             30,759         651
       Foreign                                    5,270       4,339
                                               --------    --------
                                               $243,250    $180,396
                                               ========    ========

     Total assets
       Canada                                  $258,833    $290,133
       United States                            588,814     631,126
       Foreign                                   14,009      25,699
                                               --------    --------
                                               $861,656    $946,958
                                               ========    ========

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data




21. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES AND CANADA

     The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") which conform in all material respects with accounting principles generally accepted in Canada ("Canadian GAAP") except as set forth below:

CONSOLIDATED BALANCE SHEETS

                                                                     March 1,            March 2,
                                                                       2003                2002
                                                                    ----------          ---------
     Total assets under U.S. GAAP                                    $ 861,656          $ 946,958
     Adjustment - Start-up costs (a)                                     1,392              1,199
     Adjustment - Derivative financial instruments (b)                  (3,439)                --
                                                                     ---------          ---------
     TOTAL ASSETS UNDER CANADIAN GAAP                                $ 859,609          $ 948,157
                                                                     =========          =========

     Total liabilities under U.S. GAAP                               $ 154,875          $  72,890
     Adjustment - Derivative financial instruments (b)                      --             (1,478)
                                                                     ---------          ---------
     TOTAL LIABILITIES UNDER CANADIAN GAAP                           $ 154,875          $  71,412
                                                                     =========          =========

     Total shareholders' equity under U.S. GAAP                      $ 706,781          $ 874,068
     Adjustment - Start-up costs (a)                                     1,392              1,199
     Adjustment - Derivative financial instruments (b)                  (3,439)             1,478
                                                                     ---------          ---------
     TOTAL SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP                  $ 704,734          $ 876,745
                                                                     =========          =========

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


CONSOLIDATED STATEMENTS OF OPERATIONS

                                              March 1,        March 2,
                                                2003            2002
                                             ---------       ---------
     Net loss under U.S. GAAP                $(148,857)      $ (28,321)
     Adjustments - Canadian GAAP
       Start-up costs (a)                         (452)           (243)
       Future income taxes (a)                     646              85
                                             ---------       ---------
     NET LOSS UNDER CANADIAN GAAP            $(148,663)      $ (28,479)
                                             =========       =========

(a)  START-UP COSTS

     U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's United Kingdom operations. The tax affect of this adjustment is also reflected above.

(b)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows.

     Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates. U.S. GAAP, SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137 and 138, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data


     Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions.

(c)  LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share under Canadian GAAP.

                                                                               For the year ended
                                                                            -------------------------
                                                                             March 1,       March 2,
                                                                               2003           2002
                                                                            ---------       --------
     Numerator for basic and diluted loss per share available to
     common stockholders                                                    $(148,663)      $ (28,479)
                                                                            =========       =========
     Denominator for diluted loss per share - weighted-average
     shares and assumed conversions                                            77,636          78,467
                                                                            =========       =========
     Loss per share under Canadian GAAP
       Basic and diluted                                                    $   (1.91)      $   (0.36)

(d)  ACCOUNTING FOR STOCK COMPENSATION

     Under Canadian GAAP, for any stock option with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense is recognized.

     Canadian Institute of Chartered Accountants ("CICA") 3870 requires proforma disclosures of net income (loss) and earnings (loss) per share, as if the fair value method rather than the intrinsic value method of accounting for employee stock options had been applied for grants awarded from fiscal 2003 and onwards. The disclosures in the following table show the Company's net loss and loss per share on a proforma basis using the fair value method, as determined by the Black-Scholes pricing model, amortizing the indicated value over the life of the underlying option on a straight-line basis:

                           RESEARCH IN MOTION LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED MARCH 1, 2003, MARCH 2, 2002


All share and United States dollars expressed in thousands except per share data

                                                                 For the year ended
                                                                    March 1, 2003
                                                                 ------------------
     Net loss under Canadian GAAP                                     $(148,663)
     Estimated stock-based compensation costs                             1,370
                                                                      ---------
     Proforma net loss under Canadian GAAP                            $(150,033)
                                                                      =========

     Proforma net loss per common share
       Basic and diluted                                              $   (1.93)

     Weighted average number of shares (000's)
       Basic and diluted                                                 77,636

     The weighted average fair value of options granted during the following periods were calculated as follows using the Black-Scholes option pricing model with the following assumptions:

                                                                 For the year ended
                                                                    March 1, 2003
                                                                 ------------------
     Number of options issued (000's)                                     956
     Weighted average Black-Scholes value of options                    $8.58

     Assumptions:
       Risk free interest rates                                           4.5%
       Expected life in years                                             3.5
       Expected dividend yield                                              0%
       Volatility                                                          70%

                                                                  DOCUMENT NO. 2

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our audited annual consolidated financial statements and the accompanying notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's Consolidated Financial Statements and Notes which have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). All financial information herein is presented in thousands of U.S. dollars, except per share data, and except as otherwise indicated. Historically, the primary consolidated financial statements of RIM have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company initiated reporting its financial position, results of operations and cash flows under U.S. GAAP in its consolidated financial statements.

As part of the preparation of U.S. GAAP consolidated financial statements certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required to comply with U. S. securities regulations. As part of these additional disclosures, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and services support operations centre to Cost of Sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of Sales. Such amortization was previously included in Amortization expense. All comparative amounts have been reclassified to conform to this new presentation. There were no adjustments to previously reported net income (loss) as a result of any of these reclassifications.

Other revisions to disclosures throughout the Company's Consolidated Financial Statements and Notes have been made to comply with U.S. GAAP requirements including comparative disclosures.

The following MD&A (the "U.S. GAAP MD&A") was prepared on the basis of management's discussion and analysis of the Company's 2003 consolidated financial statements prepared in accordance with Canadian GAAP (the "Canadian GAAP MD&A"), incorporating the appropriate changes to reflect U.S. GAAP. The Canadian GAAP MD&A was filed on June 4, 2003. This U.S. GAAP MD&A does not reflect events or developments subsequent to the release of the original Canadian GAAP MD&A.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see "Forward-Looking Statements".

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

OVERVIEW

Research In Motion Limited ("RIM" or "the Company") is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES"). There are in excess of 10,000 companies around the world with BES software installed. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM derives its revenues from the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

SUMMARY RESULTS OF OPERATIONS


                                         FISCAL 2003   FISCAL 2002       CHANGE
                                         -----------   -----------     ---------
Revenue                                  $ 306,732     $ 294,053       $  12,679
Cost of sales                              187,289       209,525(1)      (22,236)
                                         ---------     ---------       ---------
Gross margin                               119,443        84,528          34,915
                                         ---------     ---------       ---------
Gross margin                                  38.9%         28.7%           10.2%
Expenses
Research and development - net              55,916        37,446          18,470
Selling, marketing and administration      104,978        93,766(2)       11,212
Amortization                                22,324        11,803          10,521
Restructuring charges                        6,550            --           6,550
Litigation                                  58,210            --          58,210
                                         ---------     ---------       ---------
                                           247,978       143,015         104,963
                                         ---------     ---------       ---------
Loss from operations                      (128,535)      (58,487)        (70,048)
Investment income                           11,430        25,738         (14,308)
Write-down of investments                       --        (5,350)          5,350
                                         ---------     ---------       ---------
Loss before income taxes                  (117,105)      (38,099)        (79,006)
Provision for (recovery of) income tax      31,752        (9,778)        (41,530)
                                         ---------     ---------       ---------
Net loss                                 $(148,857)    $ (28,321)      $(120,536)
                                         =========     =========       =========
Loss per share - basic and diluted       $   (1.92)    $   (0.36)      $   (1.56)
                                         =========     =========       =========

----------
(1) During the second quarter of fiscal 2002, the Company recorded a write-down of $16.1 million to the carrying values of its inventories of legacy component raw materials.

(2) During the second quarter of fiscal 2002, the Company recorded a bad debt provision of $6.9 million to write down the trade receivable balance of a large customer to its then estimated net realizable value. During the fourth quarter of fiscal 2002, the Company collected a portion of trade receivable monies previously provided for, resulting in an income amount of $3.9 million. The provision of $6.9 million was charged to, and the recovery of $3.9 million was credited to, Selling, marketing and administration on the Consolidated Statement of Operations and Deficit.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. For example, management makes significant estimates in determining the allowance for doubtful accounts and sales returns, provisions for excess and obsolete inventory, useful lives of long-lived assets, valuation of goodwill, realization of deferred tax assets, provision for warranty and provision for litigation contingencies. These estimates are based upon management's historical experience and various other assumptions that are believed by management to be reasonable under the circumstances. Such assumptions and estimates are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Audit Committee.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

HARDWARE

Revenue from the sale of handhelds, the sale of radios to original equipment manufacturer ("OEM radios") and accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"). If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

SERVICE

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

SOFTWARE AND OTHER

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided. Revenue for non-recurring engineering ("NRE") contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Technical support contracts extending beyond the current period are recorded as deferred revenue.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND BAD DEBTS EXPENSE

The Company evaluates the collectibility of its trade receivables based upon a combination of factors. RIM regularly reviews and updates its information with respect to significant receivable balances. When it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. The Company also records bad debt provisions for all other customers based upon a variety of factors including the ageing of the account, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled roll-out of new product. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs could differ from the Company's estimates. If management believes that demand no longer allows the Company to sell inventories above that cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In connection with the business acquisitions completed in fiscal 2002 and 2003, the Company identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the combinations. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill. The determination of estimated lives for long-lived and intangible assets involves significant judgement.

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge.

Effective March 3, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 established a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include a component of an entity. SFAS 144 is effective for years beginning after December 15, 2001. There was no impact to deficit as a result of the adoption of SFAS 144.

Effective March 3, 2002, the Company adopted the accounting standards of SFAS 142 with regards to goodwill and intangible assets. Accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. The Company performed the required impairment tests of goodwill as at March 1, 2003 and March 2, 2002 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation; therefore, there was no impact to prior year's earnings upon its adoption.

INCOME TAXES

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities including research and development costs and incentives, financing costs, capital assets, non-deductible reserves; as well as operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its deferred tax assets based upon estimates of projected future taxable income streams during periods in which temporary differences

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

become deductible and tax planning strategies. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. As a result of the current operating losses incurred as well as forecasted near term operating losses, the Company has determined that it is no longer able to satisfy the "more likely than not" standard under GAAP with respect to the valuation of its deferred income tax asset balance and has recorded a full valuation allowance against the entire deferred tax asset balance. Should RIM determine that it is able to realize its deferred tax assets in the future in excess of its net recorded amount, net income would increase in the reporting periods such determination is made.

LITIGATION

The Company is currently involved in certain legal proceedings, including patent litigation where it is seeking to protect its patents (see note 11(b)) and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 14). RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon Court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees, in accordance with Canadian and U.S. GAAP for "Contingencies". These estimates have been developed in consultation with legal counsel handling the defence of this matter. The actual resolution of the NTP matter may differ materially from these estimates as at March 1, 2003 both as a result of future rulings issued by the Court currently adjudicating the matter and also by the appellate courts at the conclusion of the appeals process; potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized; handheld products are generally covered by a time limited warranty for varying future periods. The Company's warranty obligation is affected by product failure rates, material usage and service delivery costs. The Company's estimates of costs are based upon historical experience and expectations of future conditions. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

COST METHOD FOR INVESTMENTS

All investments with maturities in excess of one year, which the Company intends to hold to maturity, are classified as investments and are carried at cost. The Company does not exercise significant influence with respect to any of these investments. In the event that a decline in the fair value of an investment occurs, management may be required to determine if the decline is other than temporary. If the fair value is less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

RESULTS OF OPERATIONS

YEAR ENDED MARCH 1, 2003 COMPARED TO THE YEAR ENDED MARCH 2, 2002

FISCAL 2003

Revenue for the year increased to $306.7 million from $294.1 million in the previous year. BlackBerry was the main revenue driver. The Company anticipates that its BlackBerry solution will continue to drive the Company's future revenue growth through the sale of handhelds and service and through the licensing of software.

HIGHLIGHTS FOR FISCAL 2003:

     o    The BlackBerry subscriber base grew to approximately 534,000 users.

     o Launched the BlackBerry 6510 handhelds which operate on Nextel's iDEN network in the United States. The BlackBerry 6510 handheld combines email, digital cellular phone, Direct Connect, web and organizer applications in a single wireless handheld.

     o Launched BlackBerry 6710 and BlackBerry 6720 handhelds. The BlackBerry 6710 is a world band handheld supporting seamless operation on GSM/GPRS networks in North America, Europe and Asia Pacific (900/1900 MHz frequencies). The BlackBerry 6720 is a dual band handheld operating on GSM/GPRS networks (900/1800 MHz frequencies) and allows mobile professionals to travel in Europe and Asia Pacific with one handheld.

     o Launched BlackBerry 6750 handhelds. The BlackBerry 6750 is a data and voice-enabled handheld that operates on CDMA2000 1X wireless networks in North America.

     o Launched version 3.6 of BES to provide added functionality to the Company's corporate user base.

     o Launched BlackBerry Web Client ("BWC") which assists in RIM's expansion of its addressable market to include the Professional Consumer segment (hereinafter called "prosumer" market).

     o    Launched the BlackBerry Connect licensing program

     o Continued to expand the geographic reach of the BlackBerry solution through the development of additional carrier relationships.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED

                                                2003 Fiscal Year
                              -----------------------------------------------------
                               Fourth          Third         Second          First
                              Quarter         Quarter        Quarter        Quarter
                              --------       --------       --------       --------
Revenue                       $ 87,502       $ 74,176       $ 73,418       $ 71,636
Gross margin                    35,894         28,988         29,098         25,463
Operating expenses **           43,948         52,434         44,872         41,964
Restructuring charge                --          6,550(1)          --             --
Litigation                      25,540(2)      27,760(2)       4,910(2)          --
Investment income               (2,498)        (2,901)        (2,877)        (3,154)
                              --------       --------       --------       --------
Loss before income taxes       (31,096)       (54,855)       (17,807)       (13,347)
Provision for (recovery of)
income taxes                       -  (3)      37,937(3)      (3,575)        (2,611)
                              --------       --------       --------       --------
Net loss                      $(31,096)      $(92,792)      $(14,232)      $(10,736)
Loss per share - basic and
diluted                       $  (0.40)      $  (1.21)      $  (0.18)      $  (0.14)


                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003



                                             2002 Fiscal Year
                              -----------------------------------------------
                               Fourth      Third       Second          First
                               Quarter    Quarter      Quarter        Quarter
                              --------    --------    --------       --------
Revenue                       $ 66,132    $ 70,857    $ 80,059       $ 77,005
Gross margin                    23,464      23,096      11,426(4)      26,542
Operating expenses **           39,955      37,125      36,224         29,711
Restructuring charge                --          --          --             --
Litigation                          --          --          --             --
Investment income               (4,331)     (5,164)     (7,076)        (9,167)
Write-down of investments           --          --       5,350             --
Provision for (recovery of)
income taxes                    (3,648)     (2,647)     (5,593)         2,110
                              --------    --------    --------       --------
Net income (loss)             $ (8,512)   $ (6,218)   $(17,479)      $  3,888
Earnings (loss) per share -
basic and diluted             $  (0.11)   $  (0.08)   $  (0.22)      $   0.05




** Operating expenses include research and development, sales, marketing and administration and amortization.

NOTES:

(1) See Restructuring Charges later in this MD&A and note 13 to the Consolidated Financial Statements.

(2) See Patent Litigation later in this MD&A and note 14 to the Consolidated Financial Statements.

(3) See Income Taxes later in this MD&A and note 8 to the Consolidated Financial Statements.

(4) During the second quarter of fiscal 2002, the Company recorded a write-down of $16.1 million to the carrying values of its inventories of legacy component raw materials.

(5) During the second quarter of fiscal 2002, the Company recorded a bad debt provision of $6.9 million to write down the trade receivable balance of a large customer to its then estimated net realizable value. The provision was charged to Selling, marketing

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

     and administration on the Consolidated Statement of Operations and Deficit in the second quarter.

(6) The Company recorded a write-down of its investments in the amount of $5.3 million during the second quarter of 2002.

(7) During the fourth quarter of fiscal 2002, the Company collected a portion of trade receivable monies previously provided for, resulting in an income amount of $3.9 million. This amount was recorded as a reduction to Selling, marketing and administration expense in the fourth quarter. This is further described later in this MD&A under Selling, Marketing and Administration Expenses.

REVENUE

In fiscal 2003 revenue increased $12.6 million to $306.7 million from $294.1 million in the previous year. RIM's primary revenue stream is generated by BlackBerry, which includes sales of wireless handhelds, service and software. BlackBerry provides users with a wireless extension of their enterprise and personal email accounts, including Outlook, MSN/Hotmail, AOL and POP3/ISP email. When coupled with the BlackBerry Enterprise Server, BlackBerry allows Microsoft Exchange and Lotus Domino users to send and receive secure corporate email and personal information management ("PIM") functions, such as calendar, address book, task list and other functions associated with personal organizers securely, from a single handheld. In addition, BlackBerry, through its Mobile Data Service (MDS) functionality allows users to securely access data from their enterprise applications using the secure BlackBerry architecture.

Handheld revenues include sales of data only handheld products such as the BlackBerry 950/957 and BlackBerry 857; together with sales of data and voice-enabled, second generation ("2.5G") devices such as the BlackBerry 6710/6720, BlackBerry 6510 and the BlackBerry 6750 handhelds.

BlackBerry service comprises two revenue streams. For RIM's direct Mobitex and DataTac BlackBerry subscribers, the Company purchases wholesale airtime and provides a complete end-to-end solution to its subscribers. In contrast, where carriers distribute handhelds to customers, RIM bills the carriers for a monthly infrastructure access fee per BlackBerry subscriber and does not bill the subscriber directly. In the latter case, the carriers own the relationship with the BlackBerry subscribers and bill the BlackBerry subscribers for airtime (voice and data) and BlackBerry service directly.

BlackBerry software is licensed to end customers. Revenue from software is derived from BES software, Client Access Licences ("CAL's") which are charged for each subscriber using the BlackBerry service and through upgrades for software.

Revenues are also generated from sales of radio modems to OEM manufacturers, through NRE, accessories and repair and maintenance programs.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

A comparative revenue breakdown is set out in the following table:

                                                                       Change
                       Fiscal Year 2003     Fiscal Year 2002          2003/2002
                     -------------------    -----------------    -------------------
                     ($000's)                ($000's)
Hardware             $139,246       45.4%   $175,061     59.5%   $(35,815)     (20.5%)
Service               129,331       42.2%     88,880     30.2%     40,451       45.5%
Software and other     38,155       12.4%     30,112     10.3%      8,043       26.7%
                     --------      -----    --------    -----    --------       ----
                     $306,732      100.0%   $294,053    100.0%   $ 12,679        4.3%
                     ========      =====    ========    =====    ========       ====


Hardware includes handheld products, OEM radios and accessories. Hardware product revenues decreased by $35.8 million or 20.5% to $139.2 million or 45.4% of consolidated revenues in 2003 compared to $175.1 million or 59.5% of revenues for the prior year, primarily as a result of a decrease in handheld revenues. RIM attributes this decline in handheld revenues to delays in the rollouts of 2.5G networks and delays in the timing of new handheld launches. Additionally, demand for the Company's Mobitex and DataTac products declined in fiscal 2003. The Company attributes such decline primarily to a reduced demand from Cingular, Motient and direct customers as a result of the transition to 2.5G by subscribers.

Service revenue increased $40.5 million or 45.5% to $129.3 million in fiscal 2003 from $88.9 million in 2002 and comprised 42.2% of consolidated revenues. BlackBerry subscribers increased by 213,000 or 66.4% to approximately 534,000 in the current year from 321,000 as at March 1, 2002.

Software and other revenues, which include NRE, technical support and other, increased to $38.2 million or 12.4% of consolidated revenues compared to $30.1 million or 10.3% of revenues in the previous year. Software growth is generally consistent with the increase in handheld sales and service revenues. NRE revenues have declined in fiscal 2003, primarily as a result of the completion, during the third quarter of fiscal 2003, of a large contract with one customer that was secured and commenced during the second quarter of fiscal 2002.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

The Company's comparative geographical revenue distribution is set out below:

                     March 1,      March 2,
                      2003          2002
                   ----------    ----------
Sales
  Canada           $   21,788    $   21,381
  United States       255,466       239,702
  Europe/AsiaPac       29,478        32,970
                   ----------    ----------
                   $  306,732    $  294,053
                   ==========    ==========
  Canada                  7.1%          7.3%
  United States          83.3%         81.5%
  Europe/AsiaPac          9.6%         11.2%
                   ----------    ----------
                        100.0%        100.0%
                   ==========    ==========



TRENDING INTO FISCAL 2004

The Company believes its fiscal 2003 fourth quarter revenue and product mix is more indicative of RIM's growth prospects and trending heading into fiscal 2004. The table below sets out the fiscal 2003 quarterly data for reference:


                      Fourth     Third     Second       First
                     Quarter    Quarter    Quarter     Quarter
                     -------    -------    -------    ---------
Hardware             $44,069    $31,790    $31,467    $  31,920
Mix %                   50.4%      42.9%      42.9%        44.6%
Service               35,945     32,728     31,287       29,371
Mix %                   41.1%      44.1%      42.6%        41.0%
Software and other     7,488      9,658     10,664       10,345
Mix %                    8.5%      13.0%      14.5%        14.4%
                     -------    -------    -------    ---------
                     $87,502    $74,176    $73,418    $  71,636
                     =======    =======    =======    =========


HARDWARE

For fiscal 2004, the Company is expecting handheld revenue growth in its 2.5G product lines since most of its current North American, European and AsiaPac carrier customers launched commercial 2.5G service during 2003 and will be offering BlackBerry to customers for the entire year, as opposed to only the latter parts of fiscal 2003. RIM expects the average selling price ("ASP") for its 2.5G handheld product lines to decline in fiscal 2004 over 2003 as it is launching products for the prosumer market, which have lower price points than for the enterprise market, similar to the cell phone industry. OEM radio growth will come from GPRS products introduced in 2003.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

SERVICE

It is anticipated that the Company's percentage growth rate for its service revenue will be lower than the 45.5% realized in fiscal 2003, even though the BlackBerry subscriber base is expected to increase by greater than 45.5%. It is expected that the majority of the 2004 growth in the BlackBerry subscriber base, over the approximately 534,000 as at March 1, 2003, will result from the unit sales growth of the 2.5G handheld product lines and subsequent BlackBerry subscriber activations. RIM's ASP for service revenue will decline as the percentage of its BlackBerry service revenue on the 2.5G networks increases.

SOFTWARE AND OTHER

The Company is expecting fiscal 2004 net revenue growth in its software and other revenue category, comprised of software, NRE, technical support and other. Software growth will generally correlate to revenue growth in handhelds and service revenue. At the present time the Company does not have any significant contracts having a NRE component and therefore is projecting a decline in 2004 for this revenue stream. Also, as NRE revenues are generally "one-time" development projects for customers, this revenue stream is difficult to forecast.


GROSS MARGIN

Gross profit increased to $119.4 million or 38.9% of revenue in the current fiscal year, compared to $84.5 million or 28.7% in the previous year. The Company recorded a $16.1 million write-down of the carrying values of its inventories of legacy component raw materials parts during the second quarter of fiscal 2002. The inventory write-down was charged to Cost of sales on the Consolidated Statement of Operations and Deficit. Gross margin for fiscal 2002, adjusted for the impact of this write-down, was 34.2%. This adjusted gross margin figure does not have any standardized meaning prescribed by GAAP and is not comparable to similar measures presented by other companies.

The net increase in gross margin to 38.9% versus 34.2%, as adjusted, for fiscal 2002 was primarily due to:

     o    a higher percentage of service revenue in the fiscal 2003 product mix

     o higher margin software revenue made up a greater percentage of overall product mix in fiscal 2003

     o improved handheld margins as a result of the favourable impact of supplier cost reductions for certain raw material component parts

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

TRENDING INTO FISCAL 2004

The Company expects its gross margin to decline in fiscal 2004 from the 38.9% realized in fiscal 2003.

Handheld product mix has a significant impact on handheld margins as certain product lines realize lower margins than others because costs of goods sold for handhelds include materials, labour and overhead together with other direct non-manufacturing costs such as royalties and warranty.

Additionally, RIM expects its ASP for handheld product lines and resulting handheld gross margin to decline in fiscal 2004 over 2003 as a result of broadening RIM's market share by introducing new products with lower price points for the prosumer market.

The Company will attempt to offset a portion of this handheld gross margin erosion through reductions in its product bills of material cost as a result of negotiating further component parts cost reductions and through improving manufacturing efficiencies. Beginning with the fourth quarter of fiscal 2003, RIM has been able to rely on its higher confirmed production backlog to realize manufacturing cost economies by evening out its production stream over the thirteen week quarterly cycles, which results in lower non-standard manufacturing costs such as direct labour overtime and higher capacity utilization. Additionally, the Company's handheld and consolidated gross margin will continue to be influenced by the determination of obsolete or excess inventory.

The Company's service and consolidated gross margin will be influenced by the change in the percentage mix from BlackBerry direct subscribers to carrier-owned 2.5G BlackBerry subscribers.

The Company's consolidated gross margin will also be influenced by the change in the overall revenue mix among handhelds, service and software as well as any impact of BlackBerry Connect and Technical Support Services revenues.


EXPENSES

Expenses, as reported on the Consolidated Statement of Operations and Deficit and excluding Restructuring charges and Litigation, are comprised of research and development, selling, marketing and administrative expenses and amortization.

As a result of RIM's restructuring plan late in the fiscal 2003 third quarter as well as the expected future quarterly and annual costs savings that management is targeting (see Restructuring Charges later in this MD&A and note 13 to the Consolidated Financial Statements), the Company believes that the fiscal 2003 annual expense figures for research and development, selling, marketing and administrative expenses and amortization are not a meaningful reference point. Additionally, RIM incurred the largest

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

portion of its annual marketing program costs during the third quarter of fiscal 2003. Consequently, the Company believes that its expense levels in the fourth quarter of fiscal 2003 provide more meaningful forward-looking analysis.

The table below provides a fiscal 2003 quarterly summary, excluding Restructuring charges and Litigation:

                            Fiscal     Fourth    Third     Second    First
                             2003     Quarter   Quarter   Quarter   Quarter
                           --------   -------   -------   -------   -------
Research and development
  Gross                    $ 64,952   $14,389   $16,858   $17,516   $16,189
  Government funding          9,036     1,854        15     3,603     3,564
                           --------   -------   -------   -------   -------
Research and development     55,916    12,535    16,843    13,913    12,625
(net)
Selling, marketing and      104,978    24,980    29,979    25,212    24,807
administration
Amortization                 22,324     6,433     5,612     5,747     4,532
                           --------   -------   -------   -------   -------
                           $183,218   $43,948   $52,434   $44,872   $41,964
                           ========   =======   =======   =======   =======


RESEARCH AND DEVELOPMENT

Gross research and development expenditures, primarily composed of salaries for technical personnel, costs of related engineering materials, software tools and related information technology infrastructure support, as well as subcontracted research and development costs, increased by $15.5 million or 31.3% to $65.0 million or 21.2% of revenue in the year ended March 1, 2003 compared to $49.5 million or 16.8% of revenue in the previous year. Continued focus on the development of 2.5G handhelds for Europe, Asia and North America, together with ongoing work on the BlackBerry platform, have accounted for most of this increase.

Compensation accounts for the majority of the year over year increase at $11.0 million. Other increases were in external professional services, travel and engineering materials consumed.

Net research and development expense, after accounting for government funding in the form of expense reimbursements and scientific research investment tax credits ("ITC's") in fiscal 2003 of $9.0 million (2002 - $12.1 million), represented $55.9 million or 18.2% of revenue versus $37.4 million or 12.7% of revenue in the previous year.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

The Company's current development agreement with Technology Partnerships Canada ("TPC") was related to a three-year research and development project under which total contributions from TPC would be a maximum of $23.3 million. The Company has recorded all of the contributions as at March 1, 2003. No further TPC funding reimbursements are due to RIM under this agreement. The Company is continuously pursuing government programs but there can be no assurance as to any future funding at this time.

Government funding in the form of ITC's for the current fiscal year were nil - see Income Taxes and notes 8 and 12(a) to the Consolidated Financial Statements.

SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses were $105.0 million for the current year compared to $93.8 million for fiscal 2002, an increase of $11.2 million.

Consistent with its long-term strategic objectives, RIM continued to increase its expense levels to support BlackBerry and other sales and distribution channels in the following areas:

     o increased BlackBerry sales and marketing initiatives with the Company's carrier customers

     o    branding penetration in Europe and the Asia Pacific region ("AsiaPac")

     o    continued focus on joint channel marketing activities

     o international sales and marketing infrastructure in AsiaPac, Australia and South America

     o increased infrastructure and staffing in customer fulfilment activities such as call centre, order entry and processing, enhancements to billing systems, etc.

     o increased infrastructure and staffing to support the Company's revenue growth opportunities in licensing "BlackBerry Connect" and Technical Support Services

As a result, compensation expense increased significantly in fiscal 2003 and expenses for travel, promotion, marketing support programs and IT support, infrastructure and maintenance.

In fiscal 2003 bad debt expense has decreased $5.5 million versus the prior year. Fiscal 2002 included a net $3.9 million expense with respect to a large customer's Chapter 11 bankruptcy protection filing and related trade receivable write-off. Sales commissions to wireless service provider and agents were also reduced in fiscal 2003.


AMORTIZATION

Amortization expense on account of capital and intangible assets increased by $10.5 million to $22.3 million for the year ended March 1, 2003 compared to $11.8 million for

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

the prior year. The Company made expenditures with respect to capital and intangible assets of $39.7 million and $31.0 million respectively in fiscal 2003 versus $73.9 million and $7.1 million in the previous year.

Major capital asset additions in 2003 included production equipment and tooling, research and development computers and equipment and computer infrastructure for the BlackBerry solution, as well as capital equipment required for the expansion of operations internationally. Additionally, RIM continued to invest in the further acquisition, configuration and implementation of its fully integrated Enterprise Resource Planning SAP software.

During fiscal 2003 the Company's acquisition of intangible assets included licence payments amounting to $18.7 million, patents of $12.3 million and the purchase of $7.3 million of technology as part of the Company's four corporate acquisitions in fiscal 2003 (see Notes 6 and 7 to the Consolidated Financial Statements).

Amortization expense with respect to the Company's manufacturing operations, BlackBerry service operations and licenses (a component of Intangible assets) is charged to Cost of sales in the Consolidated Statements of Operations and Deficit and was $8.8 million in fiscal 2003 (2002 - $5.7 million).

RESTRUCTURING CHARGES

During the third quarter of 2003, as part of a plan (the "Plan") to improve operating results by streamlining its operations and reducing expenses, the Company recorded restructuring charges of $6.5 million which consisted of workforce reduction costs across all of the organization's employee groups and excess facilities and related costs for operating lease commitments with respect to space no longer needed to support ongoing operations. See Note 13 - Restructuring Charges.

All employees identified in connection with the workforce reduction component of the Plan were terminated on or about November 12, 2002. The Company expects to complete the remaining elements of the Plan during the first half of fiscal 2004.

The Company expects cost savings as a result of these cost restructuring measures to be approximately $20-25 million per year. The savings began in the fiscal fourth quarter of 2003, with the full impact of savings anticipated in the first quarter of 2004.

LITIGATION

See also Note 14 - Litigation.

FISCAL 2002

During November 2001, the Company was served with a complaint filed by NTP, Inc.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter").

FISCAL 2003 SECOND QUARTER

During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

FISCAL 2003 THIRD QUARTER

The NTP matter went to trial during the third quarter of 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was willful. Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate (the "royalty rate").

Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million.

FISCAL 2003 FOURTH QUARTER

During the fourth quarter of 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of a February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, amongst other motions, a motion asking the Court to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict. Additionally, RIM filed a motion for a new trial.

During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but did not rule on any of the motions except two:
i) the Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"); and ii) the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

The Court next ruled on March 11, 2003 as follows: i) the jury's compensatory damages

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

award was increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment was entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate; iii) on or before March 30, 2003, the Company was required to provide the Accounting, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company was required to provide an ongoing quarterly accounting to NTP and the Court of all infringing revenues; v) to account for any ongoing postjudgment infringement activity, the Company was required to establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits"), in amounts equal to the quarterly infringing revenues multiplied by the royalty rate; vi) the Quarterly Deposits are to be continued until such time as the judgment of the Court is affirmed, reversed, or remanded, at which time the parties will be required to move the Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company is required to pay prejudgment interest on the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest will accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties jointly submitted a calculation of the interest due on March 28, 2003; and viii) the Company will be required to pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

The Court did not rule at that time on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation process.

On May 23, 2003 the Court ruled as follows: i) the Court ordered that NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50% to 8.55% and that infringing revenues now include all BlackBerry handheld, service and software revenues in the United States; ii) the Court ordered that NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter; and iii) the Court ordered that postjudgment interest be computed on enhanced compensatory damages.

The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

As the May 23, 2003 ruling was received before the completion of the Company's annual consolidated financial statements, the Company recorded, during the fourth quarter of fiscal 2003, an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

interest for the period November 22, 2002 to March 1, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

The total expense recorded in relation to the NTP matter for the fiscal year is $58.2 million.

As of the completion of these consolidated financial statements, the likelihood of any further loss and the ultimate amount of loss, if any, was not reasonably determinable; consequently, the Company has not recorded any additional amounts from those noted above.

The Company will continue to contest this matter.

TRENDING INTO FISCAL 2004

The Company anticipates that the fiscal 2004 quarterly earnings charge with respect to estimated compensatory damages, estimated enhanced (by a factor of 0.5) compensatory damages and estimated postjudgment interest will be between $8.0 million to $9.0 million for each of the first two quarters and increase thereafter as the quarterly compensatory damages are variable to the Company's expected 2004 BlackBerry revenue growth, the majority of which would be infringing revenues, as determined by the Court.


INVESTMENT INCOME

Investment income decreased in fiscal 2003 by $14.3 million to $11.4 million from $25.7 million in the year ended March 2, 2002. The decrease reflects lower average interest rates realized in the current year versus the prior year. Additionally, the Company's average total balance of cash and cash equivalents, short-term investments and investments was lower during the current year compared with the comparable average total balance of cash and cash equivalents, short-term investments and investments in the preceding fiscal year. The weighted average yield for cash and cash equivalents as at March 1, 2003 is 1.3% (March 2, 2002 - 1.7%) and was 2.7% for short-term investments as at March 2, 2002. During fiscal 2003 the Company invested $190.0 million in investments that have an average yield of 3.8% as at March 1, 2003.

WRITE-DOWN OF INVESTMENTS

The Company made several strategic investments in technology companies in fiscal 2001, representing ownership positions of less than 10%. The Company did not exercise significant influence with respect to any of these companies.

The Company reviews the carrying values of its investments to determine if a decline in value other than temporary in nature has occurred. During fiscal 2002 the Company reviewed the remaining carrying values of these investments and determined that the financial, operational and strategic circumstances relating to most of these investments

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

warranted a write-down of the carrying values. Consequently the Company recorded a reduction of its investments in the amount of $5.3 million during the second quarter of 2002.

INCOME TAXES

The Company recorded an income tax expense of $31.8 million on its pre-tax loss of $117.1 million. During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded a future income tax provision of $28.2 million for fiscal 2003. The valuation allowance, combined with the decision to report results from operations without tax effecting losses beginning in the third quarter of 2003, resulted in unrecognized income tax benefits of $68.7 million as at March 1, 2003. These net future tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly. The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

The Company's fiscal 2002 consolidated net effective tax rate was 25.7% and was materially affected by the impact of the write-down of investments, which resulted in an capital loss that was not tax effected; and by varying tax rates in different foreign jurisdictions.

NET LOSS

Net loss was $148.9 million or $1.92 basic and diluted in fiscal 2003 versus $28.3 million or $0.36 basic and diluted in the prior year.


LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities were $2.8 million in the current fiscal year compared to cash flow generated from operating activities of $17.7 million in the prior year. The primary factor in the reduction was the increase in the pre-tax loss to $117.1 million in fiscal 2003 from $38.1 million in the prior year. Non-cash working capital generated $91.1 million in fiscal 2003 versus $40.0 million in the prior year, an increase of $51.1 million, as summarized in the following table:

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003


                                            As at
                                 ----------------------------
                                                                 Working
                                 March 1, 2003  March 2, 2002  capital funds
                                    ($000's)      ($000's)      generated
                                 -------------  -------------  -------------
Trade receivables                    40,803        42,642         1,839
Other receivables                     4,538         5,976         1,438
Inventories                          31,275        37,477         6,202
Accounts payable and accruals        73,009        48,412        24,597
Accrued litigation                   50,702            --        50,702
Deferred revenue                     14,336         9,773         4,563


Cash flows used in financing activities were $24.0 million for the current year, including the buyback of common shares of $24.5 million pursuant to the Company's Common Share Purchase Program. Cash flows used in financing activities for fiscal 2002 were $4.3 million for the current year which included the buyback of common shares of $5.5 million pursuant to the Company's Common Share Purchase Program.

Cash flows used in investing activities, net of the net decrease in short-term investments of $304.1 million, were $282.7 million for the year ended March 1, 2003 which included the acquisition of investments of $190.0 million, capital and intangible asset expenditures of $39.7 million and $31.0 million respectively and the acquisition of subsidiaries for cash consideration of $22.0 million. Cash flows used in investing activities were $181.7 million for the year ended March 2, 2002 which included capital and intangible asset expenditures of $73.9 million and $7.1 million respectively, the acquisition of a subsidiary for the net cash consideration portion of $9.7 million and the net acquisition of short-term investments of $91.0 million.

Cash and cash equivalents, short-term investments and investments decreased by $113.8 million to $530.7 million as at March 1, 2003 from $644.6 million as at March 2, 2002. A comparative summary is set out below.


                                                  As At
                                       ------------------------------
                                       March 1, 2003    March 2, 2002       Change
                                       -------------    -------------     ---------
Cash and cash equivalents                 $340,681        $340,476        $     205
Short-term investments                          --         304,083         (304,083)
Investments                                190,030              --          190,030
                                          --------        --------        ---------
Cash, cash equivalents, short-term
investments and investments               $530,711        $644,559        $(113,848)
                                          ========        ========        =========

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

TRENDING INTO FISCAL 2004

The Company has $340.7 million available in cash and cash equivalents. This is adequate to meet the Company's operations for fiscal 2004.

The Company is required to deposit the future NTP compensatory damages amounts into a bank escrow account on a quarterly basis, subsequent to the end of each fiscal quarter. The quarterly deposit is currently 8.55% of infringing revenues and will be set aside in escrow until the appeals process is complete.

AGGREGATE CONTRACTUAL OBLIGATIONS

As at March 1, 2003 the Company's contractual obligations, including payments due by period, are as follows:

                                                                                                        2008 AND
                                 TOTAL           2004          2005          2006          2007        THEREAFTER
                                -------        -------        ------        ------        ------       ----------
Current maturities of
long-term debt                  $ 6,143        $ 6,143        $   --        $   --        $   --        $    --
Long-term debt                    5,776             --           175           187           201          5,213
Operating lease payments         13,207          1,804         1,615         1,495         1,281          7,012
Purchase obligations             32,455         26,073         6,382            --            --             --
                                -------        -------        ------        ------        ------        -------
Total contractual
obligations                     $57,581        $34,020        $8,172        $1,682        $1,482        $12,225
                                =======        =======        ======        ======        ======        =======


Additionally, the Company intends to fund, through the use of a letter of credit or bond facility, any monies, other than the quarterly escrow deposits, that the Company would owe to NTP as determined by the Court and any confirmed by future final Court rulings (see Litigation).

MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

FOREIGN EXCHANGE

The majority of the Company's revenues are transacted in U.S. dollars and British pounds sterling. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

as a result of transactions in currencies other than its functional currency of the U.S. dollar. These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar and Japanese Yen. To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $58.1 million as at March 1, 2003 (2002 - $87.5 million). These contracts carry a weighted average rate of U.S. $1.00 equals Canadian $1.5831, and mature at various dates, with the latest being December 1, 2003. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. As at March 1, 2003, the unrealized gain on these forward contracts was approximately $3.4 million (2002 - unrealized loss of $1.5 million).

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $10.0 million (2002 - $nil). These contracts carry a weighted average exchange rate of U.S. $1.00 equals Canadian $1.5706, and mature on December 1, 2003. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at March 1, 2003, the notional gain on these forward contracts was approximately $0.4 million (2002 - n/a).

The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at March 1, 2003.

INTEREST RATE

Cash, cash equivalents and marketable securities are invested in certain instruments of varying short-term maturities; consequently the Company is exposed to interest rate risk as a result of holding investments of varying maturities up to one year. The fair value of marketable securities, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

CREDIT AND CUSTOMER CONCENTRATION

The Company is undergoing significant external sales growth internationally and the resulting growth in its customer base in terms of both numbers and in some instances increased credit limits. The Company, in the normal course of business, monitors the

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables with Export Development Corporation.

While the Company sells to a variety of customers, three customers comprised 17%, 16 %, and 14% of trade receivables as at March 1, 2003 (2002 - two customers comprised 16% and 15%). Additionally, one customer comprised 12% of the Company's sales (2002 - two customers comprised 17% and 11%).

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend", "anticipate", "estimate", "expect", "believe", "will", "predicts" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties.

RISK FACTORS

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

     o product development and technological change, including continued acceptance of RIM's products

     o    network disruption and levels of service

     o    dependence on network carrier partners

     o protection of and dependence upon proprietary technology and intellectual property rights

     o risks of third party claims for infringement of intellectual property, including the initiation and outcome of litigation

     o ability to manage growth and ongoing development of service and support operations

     o    security risks

     o    competition

     o    international expansion of business operations

     o    reduced spending by customers

     o    uncertainty of current economic conditions

     o    customer dependency and credit concentration

     o    potential fluctuations in quarterly financial results

     o    reliance on other third parties

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

     o    foreign exchange

     o    interest rate sensitivity

     o creditworthiness of cash equivalents and long-term portfolio investment instruments

     o    product defects and product liability

     o    control of production and product quality

     o    reliance on suppliers

     o    dependence on key personnel

     o    continued use and expansion of the internet

     o    regulation, certification & health risks

     o    volatility of stock price

     o    control of shares by management

     o    potential tax liabilities

     o    environmental regulations and costs

     o    enforceability of civil liabilities

     o    possible anti-takeover effect of certain charter provisions

     o others as may be disclosed in RIM's various corporate disclosure documents from time to time; and other risk factors detailed from time to time in RIM's periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities

If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations are made only as of the date hereof. The Company does not intend and does not assume any obligation to update these forward-looking statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

VARIABLE INTEREST ENTITIES

In January of 2003, FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires investors with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures about their involvement with entities that qualify as a VIE. A VIE includes, but is not limited to, an entity in which the equity investors do not have a controlling interest or in which the equity at risk is insufficient to finance the entity's activities without receiving subordinated financial support from other parties. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

                           Research In Motion Limited
               Management's Discussion and Analysis of Financial
                       Condition and Results of Operations
                        For the Year Ended March 1, 2003

REVENUE RECOGNITION

The Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

OUTLOOK

RIM's strategy is to leverage the technology and infrastructure investments made over the past several years to drive BlackBerry subscriber growth and financial performance. RIM plans to extend its technical and market lead by continuing to invest in core research and development to enhance the BlackBerry product portfolio, by fostering new international business relationships, by licensing the BlackBerry platform to key handset vendors and by strengthening our infrastructure to support global subscriber growth.

RIM will continue to pursue growth opportunities with global carriers to further expand BlackBerry's global footprint and to extend our enterprise market leadership into the prosumer market. Through the BlackBerry Connect program, RIM plans to increase the addressable market for BlackBerry through the strategic licensing of both the BlackBerry platform and RIM's hardware technology.

We anticipate significant revenue growth in fiscal 2004 and are targeting substantial increases in the BlackBerry subscriber base. RIM intends to realize this growth while continuing to manage our financial resources prudently and while fostering a culture of innovation and achievement among our employees.

                             ADDITIONAL INFORMATION


A.       EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         Disclosure controls and procedures are defined by the United States Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's co-Chief Executive Officers and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by the Registrant's Annual Report on Form 40-F/A and have determined that such disclosure controls and procedures are effective.

B.       CHANGES IN INTERNAL CONTROLS

         Since the most recent evaluation of the Registrant's internal control over financial reporting, there have not been any significant changes in the Registrant's internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

C.       NOTICE OF PENSION FUND BLACKOUT PERIOD

         Not Applicable.

D.       OFF-BALANCE SHEET ARRANGEMENTS

         The Registrant is committed to annual lease payments under operating leases for premises as set forth in Note 11(a) to its audited consolidated financial statements included herein as Document No. 1.

E.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Aggregate Contractual Obligations" included as Document 2 above.

F.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

         AUDIT FEES

         The aggregate fees billed by Ernst & Young LLP and Zeifman & Company, LLP (the "Outside Auditors") for the fiscal year ended March 1, 2003 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were $123,000 for Ernst & Young LLP and $83,000 for Zeifman & Company, LLP.

         AUDIT-RELATED FEES

         The aggregate fees billed by the Outside Auditors for the fiscal year ended March 1, 2003 for assurance and related services by the Outside Auditors that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $231,000 for Ernst & Young LLP, and $51,000 for Zeifman & Company, LLP. Professional services provided included quarterly review engagements, a systems audit of our enterprise SAP system and other items related to the audit.

         TAX FEES AND OTHER SERVICES

         The aggregate fees billed by the Outside Auditors for the fiscal year ended March 1, 2003 for professional services rendered by the Outside Auditors for tax compliance, tax advice, tax planning and other services were $21,000 for Ernst & Young LLP, and $98,000 for Zeifman & Company, LLP. Tax services provided included the creation and documentation of transfer pricing policies, the evaluation of taxation strategies, the assessment of taxation issues in foreign jurisdictions and the development of policies related to expatriate employees.

         Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant's auditor for the fiscal year ended March 1, 2003 were pre-approved by the audit committee of the Registrant.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

         A.  UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an Annual Report on Form 40-F arises, or transactions in such securities.

         B.  CONSENT TO SERVICE OF PROCESS

         The Registrant has previously filed with the Commission a Form F-X in connection with its common shares which remains current.


                                  EXHIBIT INDEX

                                                                                PAGE
         NUMBER  DOCUMENT                                                      NUMBER
         ------  --------                                                      ------
         1.      Consent of Ernst & Young LLP................................
         2.      Consent of Zeifman & Company, LLP...........................
         31.     Certification of co-CEOs and CFO Pursuant to Section 302
                 of the Sarbanes-Oxley Act of 2002...........................
         32.     Certification of co-CEOs and CFO Pursuant to Section 906
                 of the Sarbanes-Oxley Act of 2002...........................

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registrant's annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                        RESEARCH IN MOTION LIMITED



Dated:  January 7, 2004                 By: /s/ Dennis Kavelman
                                            ------------------------------------
                                            Dennis Kavelman
                                            Chief Financial Officer

                                  EXHIBIT INDEX

                                                                                PAGE
         NUMBER  DOCUMENT                                                      NUMBER
         ------  --------                                                      ------
         1.      Consent of Ernst & Young LLP.................................
         2.      Consent of Zeifman & Company, LLP............................
         31.     Certification of co-CEOs and CFO Pursuant to Section 302
                 of the Sarbanes-Oxley Act of 2002............................
         32.     Certification of co-CEOs and CFO Pursuant to Section 906
                 of the Sarbanes-Oxley Act of 2002............................